

April 4, 2024

Richard Westenberg
Chief Financial Officer
MASCO CORP /DE/
17450 College Parkway
Livonia, MI 48152

> **Re: MASCO CORP /DE/**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 8, 2024**
> **File No. 001-05794**

Dear Richard Westenberg:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 19

1. We note your Results of Operations disclosures identify various factors which positively or negatively impacted your results. In future filings, please quantify in dollar or percentage terms, the impact each factor had on the measure of profitability or expense you discuss. Refer to the Commission's MD&A Interpretive guidance found in Commission Release No. 33-8350 as well as Item 303 of Regulation S-K.

Financial Statements
Note I. Supplier Finance Program, page 53

2. In future filings, please provide all disclosures contemplated in ASC 405-50-50-3(a) including a description of the payment terms and whether any assets are pledged as security or other forms of guarantees.

Richard Westenberg
MASCO CORP /DE/
April 4, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Stertzel at 202-551-3723 or Hugh West at 202-551-3872 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing